Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901, 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

82-4979

São Paulo, June 19, 20

06014671

JUN 26 2006

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

SUPPL

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90 % of the voting stock of **Duke Energy International, Geração Paranapanema S.A.** attended the Extraordinary General Shareholders' Meeting held on this date, in order to vote the following agenda: (i) appointment of the members of the Audit Committee of the Company for the fiscal year of 2006; and (ii) the appointment of the alternate member of the Board of Directors elected by the Company's employees, as well as the definition of the their remuneration.

After the relevant clarifications had been made, the shareholders of the company decided to proceed with election of the members of the Audit Committee, being elected the following effective members: (a) Sr. Olavo Fortes Campos Rodrigues Junior, (b) Sr. Silvio Abrahão Laban Neto, (c) Sr. Pedro Antonio Batista Martins; (d) Sr. Ronald J. Aldworth, (e) Sr. Manuel Moreira Giesteira; and, as alternates, (f) Sr. Renato César Moreira Braga, (g) Sr. Marcos André Vinhas Catão, (h) Sr. Valtier Buck Teixeira, (i) Sr. Ademar Rui Bratz, e (j) Sra. Selma Ribeiro Bastos, who will integrate the Audit Committee of the Company with term of office valid until the next Annual Shareholders Meeting to take place in 2007.

dlw 6/27

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901, 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

The shareholders also ratified, by unanimous vote, the appointment of the alternate member of the Board of Directors elected by the employees of the Company, it being elected Mr. Edson Tadeu Lange, with term of mandate valid until October 27, 2008, or until his replacement.

Finally, the shareholders approved that the member of the Board of Directors shall receive an individual and monthly compensation equivalent to minimum monthly wage in effect in Brazil.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________________
Wagner Bertazo
Financial/Investors' Relationship Officer